Exhibit 21.1
Subsidiaries of Archipelago Learning, Inc.

Name	Jurisdiction of Incorporation/Organization

Archipelago Learning Holdings, LLC	Delaware
AL Midco, LLC	Delaware
Archipelago Learning, LLC	Delaware
TeacherWeb, Inc.	Delaware